SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Under the Securities and Exchange Act of 1934
(Amendment No. 2)

J.W. Mays, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

578473100
(CUSIP Number)


1)  NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON:
	-R.B. Haave Associates, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       a(  )    b(  )

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION:
     	-Delaware

5)  SOLE VOTING POWER:
	-161,500

6)  SHARED VOTING POWER:

7)  SOLE DISPOSITIVE POWER:
	-161,500

8)  SHARED DISPOSITIVE POWER:

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
10)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	-7.6%

12)  TYPE OF REPORTING PERSON:
	-IA

ITEM 1
(a)  Name of Issuer:  J.W. Mays, Inc.
(b) Address of Issuer's Principal Executive offices: 9 Bond Street Brooklyn, NY 11201

ITEM 2
(a)  Name of Person Filing:  R.B. HAAVE ASSOCIATES, INC.
(b)  Address of Principal Business Office 36 GROVE STREET NEW CANAAN, CT 06840
(c)  Citizenship:  DELAWARE
(d)  Title of Class of Securities:  COMMON STOCK
(e)  CUSIP Number:  578473100

ITEM 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2(b) is:
Investment Adviser registered under Section 203 of the Investment Advisers
 Act of 1940.

ITEM 4 Ownership

(a)  Amount Beneficially Owned:  161,500
(b)  Percent of Class:  7.6%
(c)  Number of shares as to which such person has
(i)  Sole power to vote or to direct the vote:     161,500
(ii)  Shared power to vote or to direct vote:  0
(iii)  Sole power to dispose or to direct disposition of:  161,500
(iv)  Shared power to dispose or to direct the disposition of:  0

ITEM 5  Ownership of Five Percent on Behalf of Another Person.
	Inapplicable
ITEM 6 Ownership of More than Five Percent on Behalf of Another Person. Inapplicable
ITEM 7  Identification and Classification of the Subsidiary Which Acquired the
 Security 	Being Reported ON By the Parent Holding Company:
	Inapplicable
ITEM 8  Identification and Classification of Members of the Group/
	Inapplicable
ITEM 9  Notice of Dissolution of the Group.
	Inapplicable

ITEM 10. Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and
were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:
SIGNITURE: /s/ Gordon C. Haave
NAME/TITLE:  Gordon C. Haave, Vice-President